FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Trillium Therapeutics Inc. (the “Corporation” or “Trillium”)
2488 Dunwin Drive
Mississauga, Ontario L5L 1J9

Item 2. Date of Material Change

December 1, 2017

Item 3. News Release

The news release was disseminated through the services of Nasdaq Corporate Solutions on December 1, 2017.

Item 4. Summary of Material Change

The Corporation announced the closing of its previously announced non-brokered private placement of 1,950,000 common shares and 400,000 Series II non-voting convertible first preferred shares at a price of U.S.$8.50 per share for gross proceeds of U.S.$19,975,000. Trillium intends to use the net proceeds from the private placement to continue the development of TTI-621 in hematologic cancers and solid tumors, additional product candidate development, working capital and general corporate purposes.

Item 5.1. Full Description of Material Change

See attached press release as Schedule A.

Item 5.2. Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

No information has been omitted from this material change report on the basis that it is confidential.

Item 8. Executive Officer

James Parsons
Chief Financial Officer
Tel: (416) 595-0627
Email: james@trilliumtherapeutics.com

Item. 9 Date of Report

December 1, 2017

Schedule “A”

FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM ANNOUNCES CLOSING OF PRIVATE PLACEMENT

Toronto, Ontario, December 1, 2017 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced the closing of its non-brokered private placement, previously announced on November 15, 2017, of 1,950,000 common shares and 400,000 Series II non-voting convertible first preferred shares at a price of U.S.$8.50 per share for gross proceeds of U.S.$19,975,000.

Trillium intends to use the net proceeds from the private placement to continue the development of TTI-621 in hematologic cancers and solid tumors, additional product candidate development, working capital and general corporate purposes.

Cowen acted as sole placement agent.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements. Trillium has agreed to file a registration statement with the United States Securities and Exchange Commission covering the resale of all of the securities sold in the offering and will enter into a registration rights agreement with the investors following the closing of the offering.

About Trillium Therapeutics:

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating intravenous dosing of SIRPaFc in patients with advanced cancer is ongoing, and a second Phase 1 trial evaluating direct intratumoral injections is underway in solid tumors and mycosis fungoides (NCT02890368). TTI-622 is an IgG4 SIRPaFc protein, which is primarily being developed for combination therapy. An IND filing is targeted for 2H/17. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available epidermal growth factor receptor antagonist with increased uptake and retention in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information:

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about the proposed use of proceeds. Actual results may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to the impact of general economic, industry or political conditions in the United States, Canada or elsewhere internationally. You should not place undue reliance on these forward-looking statements. A more complete discussion of the risks and uncertainties facing Trillium appears in Trillium’s Annual Report on Form 20-F and Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416 595 0627 x232
james@trilliumtherapeutics.com

Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com